UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 18, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

RESULTS OF THE EGM HELD ON 18 FEBRUARY 2011

The Board announces the results of the EGM held in Shanghai, the PRC on Friday, 18 February 2011.

Reference is made to the notice dated 30 December 2010 (the “Notice”) and the further notice dated 28 January 2011 regarding the extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) held on Friday, 18 February 2011. Terms defined in the Notice shall have the same meanings when used herein unless otherwise specified.

RESULTS OF THE EGM

The EGM was held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”) on Friday, 18 February 2011. Shareholders representing 8,488,052,806 shares of the Company were present, in person or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company. No shareholder of the Company was required to vote only against any of the resolutions proposed at the EGM.

As mentioned in the Notice,中國東方航空集團公司 (China Eastern Air Holding Company) and 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited), holding 6,758,750,000 shares of the Company in aggregate, were required to abstain, and have abstained, from voting in respect of Ordinary Resolution No. 2 proposed for approval at the EGM. As such, (i) shareholders representing 4,517,788,860 shares of the Company were entitled to attend and vote for or against Ordinary Resolution No. 2 proposed for approval at the EGM, and shareholders representing 1,731,951,806 shares out of such 4,517,788,860 shares of the Company were present at the EGM, in person or by proxy, to vote in respect of Ordinary Resolution No. 2; and (ii) shareholders representing 11,276,538,860 shares of the Company (i.e., the Company’s entire issued share capital) were entitled to attend and vote for or against Ordinary Resolution 1 proposed for approval at the EGM, and shareholders representing 8,488,052,806 shares out of such 11,276,538,860 shares of the Company were present at the EGM, in person or by proxy, to vote in respect of Ordinary Resolution 1.

Each resolution proposed for approval at the EGM was taken by poll. PricewaterhouseCoopers, the auditors of the Company were appointed as the scrutineer for the purpose of vote-taking at the EGM. The poll results in respect of the resolutions proposed for approval at the EGM were set out as follows:

ORDINARY RESOLUTIONS		Total number of shares represented by votes (Approximate %*)
		For	Against	Abstain
1.	To consider and approve the provision of guarantees to certain subsidiaries of the Company for their finance arrangements for the year 2011.	8,284,139,609 (97.5976%)	203,913,197 (2.4024%)	0
2.	To consider and approve the acquisition of the core cargo air transportation business and the related assets of 長城航空有限公司 (Great Wall Airlines) by 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.).	1,731,938,818 (99.9993%)	12,988 (0.0007%)	0

*	The percentage of voting is based on the total number of shares held by shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the ordinary resolutions were passed.

Note:
The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the board of directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company, as at the date hereof, are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
18 February 2011